SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*


Telephone & Data Systems
(Name of Issuer)


Common Stock, par value $1.00 per share
(Title of Class of Securities)


879433100
CUSIP Number)

Check the following box if a fee is being paid with this statement. (A fee s not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 879433100
13G

(1)	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Liberty Investment Management
	59-3263582

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A)
(B)

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Florida

(5)	SOLE VOTING POWER
	2,745,800

(6)	SHARED VOTING POWER

(7)	SOLE DISPOSITIVE POWER
	2,745,800

(8)	SHARED DISPOSITIVE POWER

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
	2,745,800

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES*

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	5.07%

(12)	TYPE OF REPORTING PERSON*
	IA

Item 1(a)	Name of Issuer:

		Telephone & Data Systems


Item 1(b)	Address of Issuer's Principal Executing Offices:

		30 North LaSalle Street, Suite 4000
		Chicago, IL  60602-2587


Item 2(a)	Name of Person Filing:

		Liberty Investment Management, Inc.


Item 2(b)	Address of Principal Business Office:

		2502 Rocky Point Drive, Suite 500
		Tampa, Florida  33607


Item 2(c)	Citizenship:

		Florida


Item 2(d)	Title of Class of Securities:

		Common Stock, par value $1.00 per share

Item 2(e)	CUSIP Number:

		879433100

Item 3	Type of Reporting Person:

		(e)	Investment Adviser registered under Section 203
of
the Investment Advisors Act of 1940


Item 4	Ownership as of December 31, 1996:

		(a)	Amount Beneficially Owned:

			2,745,800 shares of common stock beneficially owned including:

										No. of Shares
Liberty Investment Management, Inc.			2,745,800

		(b)	Percent of Class:
	5.07%

		(c)	Deemed Voting Power and Disposition Power:

Liberty Investment Management, Inc.

(i)		    (ii)			(iii)		    (iv)
						Deemed	    		Deemed
Deemed	    Deemed	    	to have	    		to have
to have	    to have	    	Sole Power	    	Shared Power
Sole Power    Shared Power   	to Dispose	    	to Dispose
to Vote or    to Vote or		or to		    	or to
to Direct	    to Direct	    	Direct the	    	Direct the
to Vote	    to Vote	    	Disposition	    	Disposition

2,745,800		-----		2,745,800			----

Item 5	Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.


Item 6	Ownership of More than Five Percent on Behalf of
Another
Person:

		N/A

Item 7	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company:

		N/A

Item 8	Identification and Classification of Members of the
Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

		By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

		Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 15, 1997
				Liberty Investment Management, Inc.




				Michael L. McKee
				General Manager